Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Closing of $76.6 Million Asset Disposition

     CALGARY, July 16 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") (AAV - TSX, AAV - NYSE) announced today that the disposition of the Package Two Assets (as referenced in our press release dated June 15,
2009) has successfully closed for gross proceeds of $76.6 million, subject to customary adjustments, with an April 1, 2009 effective date. The proceeds have reduced bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures, and for general corporate purposes.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AAV AAV.DB.C. AAV.DB.E. AAV. AAV.DB.D. AAV.DB.G.)

CO:  Advantage Oil & Gas Ltd.

CNW 08:32e 17-JUL-09